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                          November 15, 2022

       David Southwell
       President and Chief Executive Officer
       TScan Therapeutics, Inc.
       830 Winter Street
       Waltham, Massachusetts 02451

                                                        Re: TScan Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2022
                                                            File No. 333-268260

       Dear David Southwell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William D. Collins,
Esq.